[HOMESTREET, INC. LETTERHEAD]

May 1, 2014

Filed via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.

Form S-3 Registration Statement

Registration No. 333-195550

Ladies and Gentlemen:

Pursuant to Rule 473 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), HomeStreet, Inc., a Washington corporation (the “Registrant”), is hereby filing a delaying amendment with respect to the above-captioned Registration Statement which was filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2014 (the “Registration Statement”). Accordingly, the following is hereby incorporated immediately following the calculation of the registration fee table and its footnotes on the cover page of the registration statement:

“The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

HomeStreet, Inc.

/s/ Godfrey Evans
Godfrey Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary